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CLIENT/MATTER NUMBER
117227-0101

April 20, 2018

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	HomeStreet, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 13, 2018, by Blue Lion Opportunity Master Fund, L.P. et al. File No. 1-35424

Dear Mr. Duchovny:

On behalf of Blue Lion Opportunity Master Fund, L.P. et al (the “Participants”), we are writing in response to the April 18, 2018 comment of the Staff (the “Staff”) of the Securities and Exchange Commission on the preliminary proxy statement referenced above.  Set forth below, in bold italics, is the comment of the Staff, and following such comment is the Participants’ response (in regular type).

Comment:  Please revise the voting choices for Proposal 1 so that they are consistent with Rule 14a-4(b)(2).

Response:  The Participants have revised the form of proxy card as requested.  Filed herewith is an amended preliminary proxy statement that contains the revised proxy card and revisions to the proxy statement in response to oral comments of the Staff.

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            David Plattner, Special Counsel
   U.S. Securities and Exchange Commission

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